03 DEC 15 AM 7:21

82-1655

X-Cal Resources Ltd.

Second Quarter Report (Unaudited)

For the 3 months ended September 30, 2003

PROCESSED

DEC 22 2003

THOMSON FINANCIAL

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
Website: www.x-cal.com

SUPPL

03045189

MANAGEMENT DISCUSSION AND ANALYSIS

(for the period ended September 30, 2003)

The following discussion and analysis of the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") should be read in conjunction with the audited March 31, 2003 Consolidated Financial Statements and related Notes, which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These interim financial statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended March 31, 2003. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars.

General

X-Cal Resources Ltd. is a gold exploration company with properties located in Nevada, USA and British Columbia, Canada. The Company is listed on The Toronto Stock Exchange. Its executive offices are located in Vancouver, British Columbia and in Toronto, Ontario, Canada.

The Company has three North American gold properties: the Sleeper Gold Property in Humboldt County, Nevada, the Mill Creek Property in Lander County, Nevada, USA and the Snowbird Gold Property in British Columbia, Canada.

Exploration of the Sleeper Gold Property, located in Humboldt County, NV, is progressing well. Senior exploration team members Ken Snyder, PhD and Larry Kornze, P.Eng. have each provided letter opinions describing the Sleeper Gold Property. These are available for review at www.x-cal.com as part of a press release dated July 24, 2003.

Drilling on the Sleeper Gold Property continues to provide evidence of a large gold mineral system, as described in the letter opinions. An example is West Wood drill hole WW-04 that intersected 185 feet of 4.40 gpt (0.128 opt) Au in a vertical hole with an estimated width of over 50 feet (see press release dated July 3, 2003). In some cases, drilling has provided new structural data such as from drill hole BCP 02-03, which encountered a structure with multiple veins and breccia located on the west side of the pit, 2,500 feet north of the most northerly West Wood area drill hole. The new structural data indicate the possibility of a parallel structure adjacent to the west side of the Sleeper Pit with a strike length of more than 3,000 feet and a local width of more than 50 feet. Continued testing of this structural zone has been recommended.

A detailed technical report on the Sleeper Gold Property by Richard R. Redfern, M.Sc., C.P.G. (a qualified person as defined by NI-43-101) was completed and filed. This report has been recently revised and is being reviewed at this time. The revised and updated technical report is expected to replace the current document as soon as the regulatory approvals have been received. Mr. Redfern has also reviewed the contents of this report.

The Sleeper Gold Property has been assembled over a period extending from 1993 to the present into a District scale (30 square mile) project, with a gold resource and targets for new deposits. To date, the main thrust of the Company's work has been to assemble and document the Project at a cost in excess of $15,000,000. The current work to the property has involved more than 20,000 feet of new drilling this year, which has added to our understanding of the property. Work is expected to continue throughout the calendar year and will be reported on with the assistance of technical personnel who are qualified under the definitions given under National Instrument 43-101.

The Company has until December 30, 2003 to exercise its option on the Kinross interests in the Sleeper Gold District.

The view of management based on the work to date is that the completion of the purchase of the Kinross interest in the district should be carried out, if it can be accomplished in a transaction that does not create excessive share dilution.

The Mill Creek Property is located in the Cortez Joint Venture Area, Lander County, Nevada, near Placer Dome Inc.'s Cortez and Pipeline Gold Mines. This is the area where Placer Dome has announced the new "Cortez Hills" discovery and where Placer Dome has found new gold mineralization known as "E.T. Blue". There have been three offers made for the 100%-owned X-Cal Mill Creek Property as a result of discussions with major companies who are landholders in the area. Past proposals did not meet the Company's criteria. It is the intention of the Company to continue to hold this property until an offer that does meet our criteria is received or we elect to carry out our own independent drill program.

The Snowbird Gold Property in British Columbia was written down in fiscal 2000. An offer for this property is currently under discussion. The offer has been subjected to a fairness opinion and will be voted upon by the shareholders at the Annual General Meeting.

Results of Operations

For the quarter ended September 30, 2003, X-Cal recorded a net loss of $145,142 or $0.002 per common share compared to a net loss of $119,686 or $0.002 per common share for the comparable three-month period of 2002. For the six-month period ended September 30, 2003 the net loss was $485,712 or $0.007 per common share compared to a net loss of $315,083 or $0.006 per common share for the same period in 2002.

Interest income from cash and short-term monetary investments for the quarter ended September 30, 2003 was $5,666 (six months - $13,206) compared to $25 (six months - $222) in 2002. This was due to higher cash balances on hand throughout the six months ended September 30, 2003.

General and administrative expenses for the three months ended September 30, 2003 were $165,215 (six months - $ 387,866) compared to $123,306 (six months - $315,684) in 2002, an increase of 34% (six months – 23%). These increases are primarily attributable to the Company's response to the British Columbia Securities Commission regulatory matter regarding X-Cal's disclosure in accordance with National Instrument 43-101 (NI 43-101). Accordingly, increased legal and accounting services were required and are reflected in legal, accounting and audit costs for the quarter of $27,152 (six months - $65,049) compared to $6,144 (six months - $12,227) in 2002. Consulting expenses for the quarter ended September 30, 2003 were $24,057 (six months – 35,484) to review and update the Company's continuous disclosure record in compliance with NI 43-101. Consulting fees of $30,000 in the comparable period of 2002 were paid to a director of the Company for financial consulting fees for prior years. For the three months ended September 30, 2003, investor relation costs were $18,987 (six months - $81,025) compared to $13,055 (six months - $59,913) in 2002. Of these amounts, $53,493 and $39,190 respectively were stock-based compensation recorded in the first quarter. Shareholder communications were $9,368 (six months - $21,703) compared to $33,978 (six months - $52,022) in 2002. The overall decrease in investor relations (net of stock-based compensation) and shareholder communications is due to higher costs incurred in 2002 when the Company began an investor relations program to raise X-Cal's profile in the investment community. Increases in office and other, and salaries and benefits, are primarily due to stock-based compensation which were expensed during the quarter ended June 30, 2003. Year to date stock exchange fees decreased to $10,626 from $30,072 as there were no private placements in the first two quarters of 2003 compared to private placements in May and June of 2002. Travel for the quarter was $23,156 (six months - $34,051) compared to $5,417 (six months - $15,590) in 2002. This increase is primarily due to the increased business travel relating to investor relations, financing and overseeing the properties.

For the three months ended September 30, 2003, X-Cal recorded an unrealized foreign exchange gain of $14,407 (six months - $(111,052) loss) compared to a loss of $3,595 (six months - $379) in 2002. The year to date loss was primarily generated from the strengthened position of the Canadian dollar against the US dollar.

Liquidity and Capital Resources

As at September 30, 2003, the Company had cash and short-term investments of $1,444,193 (March 31, 2003 - $2,764,420) and a working capital balance of $1,396,343 (March 31, 2003 - $2,666,873). This decrease is due to the funding of exploration activities and administrative costs.

For the six months ended September 30, 2003, contractual property acquisition and holding costs were $24,846 compared to $15,122 in 2002. The increase is due to higher advance royalty payments made in 2003.

Exploration and annual property costs deferred were $1,194,109 compared to $332,327 in the comparable six-month period in 2002. Of that amount, $1,154,537 was incurred on the Company's Sleeper Gold Project, $10,483 on the Mill Claims property and $29,095 on the Snowbird Group property. Major increases in expenditures of assays, drilling, consulting and contract geologists were primarily due to the continuation of the drill program in the Sleeper Gold property begun in January 2003.

Outlook

The Company has assembled an industry-recognized team to carry out exploration work at Sleeper. The team has reported positively on the potential of this property and is carrying on exploration, which is expected to continue throughout 2003.

The Company has an option agreement with Kinross Gold Corporation that is valid until December 30, 2003. If the option exercise is completed by X-Cal it will consolidate title to the district. Management views this course of action as a step that could pave the way for longer-term development of the district. Further to the press release by the Company dated November 10, 2002, X-Cal is reviewing proposals that can facilitate exercise its option on 100% of the Sleeper Mining Company, LLC.

Predictions about the direction of the gold price either upwards or downward are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus.

Risks and Uncertainties

X-Cal is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involve significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

X-Cal is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of fiscal 2004. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. X-Cal's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

X-Cal Resources Ltd.
Consolidated Balance Sheets

	September 30, 2003 (unaudited)	March 31, 2003 (audited)
Assets		
Current		
Cash and term deposits	$ **1,444,193**	$ 2,764,420
Receivables and prepayments	**153,249**	159,414
	1,597,442	2,923,834
Notes receivable	**70,583**	70,583
Mineral property interests (see attached schedule)	**16,737,004**	15,515,049
Capital assets (Note 4)	**62,111**	66,887
	$ **18,467,140**	$ 18,576,353

	September 30, 2003 (unaudited)	March 31, 2003 (audited)
Liabilities		
Current		
Payables and accruals	$ **195,355**	$ 251,300
Current portion of term debt	**5,744**	5,661
	201,099	256,961
Term debt	**15,108**	18,001
	216,207	274,962
Shareholders' Equity		
Capital stock (note 5)	**28,175,478**	27,822,728
Contributed surplus	**256,503**	173,999
Deficit	**(10,181,048)**	(9,695,336)
	18,250,933	18,301,391
	$ **18,467,140**	$ 18,576,353

(See accompanying notes to the consolidated financial statements.)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Loss and Deficit
(unaudited)

	Three Months Ended September 30		Six Months Ended September 30	
	2003	2002	**2003**	2002
General and administrative				
Automobile	**$ 862**	$ 2,966	**$ 3,438**	$ 4,600
Consulting	**24,057**	-	**35,484**	30,000
Depreciation	**5,333**	2,906	**10,601**	5,553
Investor relations	**18,987**	13,055	**81,025**	59,913
Shareholder communications	**9,368**	33,978	**21,703**	52,022
Legal, accounting and audit	**27,152**	6,144	**65,049**	12,227
Office and other	**7,757**	10,416	**21,329**	15,001
Registrar and transfer agent	**3,648**	3,696	**8,603**	8,434
Rent	**11,495**	11,151	**23,802**	20,172
Salaries and benefits	**19,250**	22,500	**59,725**	52,749
Stock exchange fees	**7,271**	5,705	**10,626**	30,072
Telephone	**6,879**	5,372	**12,430**	9,351
Travel	**23,156**	5,417	**34,051**	15,590
	165,215	123,306	**387,866**	315,684
Loss before other items	**(165,215)**	(123,306)	**(387,866)**	(315,684)
Other Items				
Foreign exchange gain/(loss)	**14,407**	3,595	**(111,052)**	379
Interest and other income	**5,666**	25	**13,206**	222
Net loss for the period	**$ (145,142)**	$ (119,686)	**$ (485,712)**	$ (315,083)
Net loss per share (Basic and Diluted)	**$ (0.002)**	$ (0.002)	**$ (0.007)**	$ (0.006)
Weighted average common shares outstanding	**65,143,160**	58,798,257	**64,602,115**	54,396,043
Deficit, beginning of period	**$ (10,035,906)**	$ (8,921,266)	**$ (9,695,336)**	$ (8,725,869)
Net loss for the period	**(145,142)**	(119,686)	**(485,712)**	(315,083)
Deficit, end of period	**$ (10,181,048)**	$ (9,040,952)	**$ (10,181,048)**	$ (9,040,952)

(See accompanying notes to the consolidated financial statements.)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

	Three Months Ended September 30		Six Months Ended September 30	
	2003	2002	**2003**	2002
Cash derived from (applied to)				
Operating				
Net loss	**$ (145,142)**	$ (119,686)	**$ (485,712)**	$ (315,083)
Stock-based compensation (Note 5(e))	**-**	-	**82,504**	39,190
Depreciation	**5,333**	2,906	**10,601**	5,553
Changes in receivable and payables	**(67,035)**	58,877	**(49,697)**	(155,559)
	(206,844)	(57,903)	**(442,304)**	(425,899)
Financing				
Shares issued for cash	**345,250**	341,500	**352,750**	2,085,800
Investing				
Notes receivable	**-**	(54,835)	**-**	(6,669)
Mineral property interest	**(667,098)**	(307,532)	**(1,221,956)**	(343,997)
Acquisition of capital assets	**(2,175)**	(6,328)	**(8,717)**	(6,903)
	(669,273)	(368,695)	**(1,230,673)**	(357,569)
Net increase (decrease) in cash	**(530,867)**	(85,098)	**(1,320,227)**	1,302,332
Cash and term deposits				
Beginning of period	**1,975,060**	1,407,991	**2,764,420**	20,561
End of period	**$ 1,444,193**	$ 1,322,893	**$ 1,444,193**	$ 1,322,893

(See accompanying notes to the consolidated financial statements)

Prepared by Management

1. Operations and going concern

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining an processing facilities at a particular site. There is no assurance that the company will be successful in its search.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should it be determined that the company may be unable to continue as a going concern.

2. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies followed in preparing these financial statements are those used by the company as set out in the audited financial statements for the year ended March 31, 2003. Certain information and note disclosure normally included in annual audited consolidated financial statements prepared in accordance with GAAP has been omitted. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended March 31, 2003.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3. Mineral Property Interests

	September 30, 2003	March 31, 2002
Battle Mountain Trend, Nevada, USA		
Sleeper Gold Project	$ 16,593,670	$ 15,411,293
Pipeline area – Mill claims	114,238	103,755
Omineca Mining Division, British Columbia, Canada		
Snowbird Group option	29,096	1
	$ 16,737,004	$ 15,515,049

4. Capital Assets

			September 30, 2003	March 31, 2002
		Accumulated Depreciation	Net Book Value	Net Book Value
Vehicles	$ 91,337	$ 48,835	$ 42,502	$ 51,635
Office equipment	87,774	73,993	13,781	8,342
Leasehold improvements	21,848	16,020	5,828	6,910
	$ 200,959	$ 138,848	$ 62,111	$ 66,887

5. Capital Stock

a) Authorized:

100,000,000 without par value

b) Issued:

	Shares	Value
Balance, March 31, 2002	52,256,083	$ 23,386,427
For cash – private placements(net of issue costs)	8,499,333	3,490,301
Exercise of warrants	2,615,000	624,000
Exercise of stock options	1,042,500	322,000
Balance, March 31, 2003	64,412,916	$ 27,822,728
Exercise of warrants	1,465 ,000	335,500
Exercise of stock options	57,500	17,250
Balance, September 30, 2003	65,935,416	$ 28,175,478

c) Stock Options

The company has a stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the Plan is limited to 5,000,000 common shares in aggregate, and 5% of the issued capital at the date of the grant with respect to any optionee. Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

A summary of the status of the company's stock option plan as of September 30, 2003 and 2002 and changes during the six-month periods ending on those dates is presented below.

	Shares	**2003 Weighted Average Exercise Price**	Shares	2002 Weighted Average Exercise Price
Outstanding, beginning	**3,687,500**	**$ 0.29**	3,575,000	$ 0.32
Granted	**300,000**	**$ 0.53**	300,000	$ 0.36
Exercised	**(57,500)**	**$ 0.30**	(277,500)	$ 0.32
Expired	**(125,000)**	**$ 0.30**	-	-
Outstanding, ending	**3,805,000**	**$ 0.43**	3,597,500	$ 0.30

The following information applies to options outstanding and exercisable at September 30, 2003.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.25 to $0.38	1,575,000	0.4	$ 0.30
$0.47 to $0.50	1,725,000	2.9	$ 0.47
$0.70 to $0.75	505,000	0.9	$ 0.71
$0.25 to $0.75	3,805,000		$ 0.43

d) Warrants

For the six months ended September 30, 2003 and 2002.

	Shares	2003 Weighted Average Exercise Price	Shares	2002 Weighted Average Exercise Price
Outstanding, beginning	**6,224,507**	**$ 0.44**	4,756,507	$ 0.24
Granted	**-**	**-**	2,500,000	$ 0.39
Exercised	**(1,465,000)**	**$ 0.23**	(2,425,000)	$ 0.24
Expired	**-**	**-**	-	-
Outstanding, ending	**4,759,507**	**$ 0.50**	4,831,507	$ 0.31

The following table summarizes information concerning outstanding and exercisable warrants at September 30, 2003

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.18 to $0.25	809,840	0.1	$ 0.24
$0.30	1,450,000	0.6	$ 0.30
$0.60 to $0.75	2,499,667	1.2	$ 0.70
$0.18 to $0.75	4,759,507		$ 0.50

e) Stock-based Compensation

Stock-based compensation awards granted to non-employees are recorded as an expense, capitalized in mineral properties, or charged to capital stock, depending upon the nature of the award, based on the fair value estimated using the Black-Scholes Pricing Model.

For the six months ended September 30, 2003, the compensation cost of stock options granted to non-employees which was expensed was $82,504, (September 30, 2002 - $39,190) based upon the following assumptions:

Risk-free interest rate	3.65% - 3.69%
Expected dividend yield	-
Expected stock price volatility	103%
Expected option life in years	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

No options were granted to employees or directors for the six months ended September 30, 2003 (September 30, 2002 - $Nil).

6. Related Party Transactions

During the six months ended September 30, 2003 the company incurred legal fees of $6,000 (September 30, 2002 - $5,040) to a law firm with which a director of the company is associated. During the six months ended September 30, 2002, the company also paid $30,000 in consulting fees to a director of the company.

7. Securities Regulatory Matter

The company has received a letter from the British Columbia Commission containing a Continuous Disclosure Review as part of their "ongoing program to improve the quality of disclosure to investors". The company has been advised that its 2002 Annual Information Form and certain other technical information have not been presented in compliance with commission policies.

In press releases dated November 10, 2003 and November 12, 2003 the Company reported that the BCSC has requested revisions and clarifications related to the descriptions of the Company's mineral projects to comply with National Instrument 43-101 regulations. The Company is in the process of having a revised technical report on the Sleeper Gold Project reviewed by regulators prior to release. The revised report will be available on SEDAR and will replace the current technical report on the project. The report must be accepted by the BCSC for the Company to be a Qualified Issuer (see press release dated November 10, 2003). Until approvals have been received, shares that are issued by private placement will have a one year hold period.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
Six months ended September 30, 2003 and 2002 (unaudited)

	2003				2002			
	Sleeper Gold Project	Pipe line Area - Mill Claims	Snow bird Group	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Snow bird Group	Total
Balance, beginning of year	$ 15,411,293	$ 103,755	$ 1	$ 15,515,049	$ 14,637,225	$ 90,392	$ -	$ 14,727,617
Acquisition and holding costs								
Advance royalties	27,846	-	-	27,846	15,122	-	-	15,122
Property acquisitions	-	-	-	-	-	-	-	-
	27,846	-	-	27,846	15,122	-	-	15,122
Explorations costs								
Assays	108,099	-	-	108,099	-	-	-	-
Automobile	430	172	258	860	457	183	275	915
Claim staking	4,517	-	14,041	18,558	-	-	-	-
Consulting								
Geological	75,568	92	4,560	80,220	28,144	28	328	28,500
Mineral	150	-	-	150	-	-	-	-
Contract geologists	110,805	-	-	110,805	-	-	-	-
Depreciation	575	230	345	1,150	1,821	191	287	2,299
Drilling	574,573	-	-	574,573	-	-	-	-
Field expenses	29,558	449	796	30,803	10,491	1,055	1,255	12,801
Geophysics	19,024	-	-	19,024				
Insurance	4,037	2,009	2,029	8,075	308	63	80	451
Licenses and fees	159,562	5,425	560	165,547	165,929	6,215	-	172,144
Mapping and plotting	23,618	-	-	23,618	3,574	-	26,790	30,364
Telephone	5,516	146	585	6,247	1,061	424	106	1,591
Travel and transportation	23,499	960	1,921	26,380	2,312	925	1,387	4,624
Wages	15,000	1,000	4,000	20,000	12,000	4,000	4,000	20,000
	1,154,537	10,483	29,095	1,194,109	284,735	13,084	34,508	332,327
Balance, end of period	$ 16,593,670	$ 114,238	$ 29,096	$ 16,737,004	$ 14,937,082	$ 103,476	$ 34,508	$ 15,075,066

Prepared by Management

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto